21001753

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abel Noser LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza, 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Papatsos (646)432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

600 Third Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Papatsos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abel Noser LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15. 2024

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

BDO

Tel: 212-576-1400
Fax: 212-576-1414
www.bdo.com

600 Third Avenue, 3rd Floor
New York, NY 10016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Abel Noser, L.L.C.
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Abel Noser, L.L.C. (the "Broker-Dealer") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2021.

New York, NY
February 25, 2021

ABEL NOSER, L.L.C.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	669,577
Cash segregated under federal and other regulations		1,012,986
Receivable from clearing broker		816,691
Receivables - other		195,865
Deposit at clearing broker		3,500,000
Property and improvements, net		93,492
Prepaid expenses and other assets		88,558
	$	6,377,169

LIABILITIES AND MEMBER'S EQUITY

Payable to customers:		
Requiring reserve	$	572,079
Reserve not required		589,724
Accounts payable, accrued expenses, and other liabilities		1,093,708
Loan payable - Paycheck Protection Program		378,500
Due to parent		1,092,270
		3,726,281
Commitments and contingent liabilities (Notes 12 and 16)		
Member's equity		2,650,888
	$	6,377,169

The accompanying notes are an integral part of this statement of financial condition.

1 - Organization and description of business

Abel Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company is a discount brokerage firm primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash

Cash consists of demand deposits in commercial banks.

Receivables-other

Management reviews the receivables monthly and has determined that an allowance for credit losses is not necessary.

Property and improvements

Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment has occurred, the asset will be written down to its estimated fair value, which is based on the expected discounted future cash flows. The Company has determined that no impairments exist at December 31, 2020.

2 - Significant accounting policies (continued)

Securities Transactions
Revenue for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis (see Note 3).

Income taxes
The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly, it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the year ended December 31, 2020, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

Subsequent events
Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

Government and other regulation
The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

2 - Significant accounting policies (continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates, and those differences may be material.

Clearing arrangements
The Company has arrangements with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. At December 31, 2020, the receivable from the broker was $4,316,691, including a deposit of $3,500,000.

Because of the very short period of credit exposure and also considering the credit quality of the clearing broker, the Company determined any expected credit loss on the receivable from clearing broker to be de minimis.

Similarly, the expected credit loss associated with the Company's deposit at clearing broker is considered to be de minimis given the clearing broker's credit quality.

Expected credit loss
Accounting Standards Codification 326-20, Financial Instruments – Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The company would recognize the credit loss as an allowance for credit losses. The Company does not believe that an allowance is necessary for any of its assets.

Covid-19
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures, except for the Paycheck Protection Program loan discussed below.

There are current uncertainties in the economy related to the COVID-19 outbreak that emerged in early 2020, which have led to increased market volatility. The period over which such volatility will persist, as well as any longer term adverse effects on the world economies and markets, is difficult to predict as the situation is still evolving. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19, and the extent of such impact will depend on how long the pandemic continues and other factors, including effect on world economies and markets.

3 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2020, the Company was required to reserve for $572,079 for commission recapture customers.

4 - Receivables – other

This is comprised of the following:

Advances to customers	$ 183,054
Receivable from broker/dealer	12,811
Total	$ 195,865

5 - Property and improvements, net

This is comprised of the following:

Leasehold improvements	$ 112,371
Computer equipment and software	82,972
Telecommunications equipment	48,123
Office furniture	8,467
	251,933
Less - accumulated depreciation and amortization	(158,441)
Net	$ 93,492

6 - Payable to customers, requiring reserve

This balance represents customer related credits arising from commission recapture programs.

7 - Payable to customers, other

This balance represents customer related credits arising from soft dollar programs.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 221,646
Accrued salaries, commissions and bonuses	675,278
Other payables	196,784
Total	$ 1,093,708

9 – Loan payable – Paycheck Protection Program

On May 7, 2020, the Company received loan proceeds in the amount of $378,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides loans to qualifying businesses for eligible purposes of the qualifying business. The loans and accrued interest are forgivable if used during the covered period of eight weeks or the alternate covered period of 24 weeks, as long as the borrower uses the loan proceeds for eligible purposes and maintain the same number of employees. The unforgiven portion of the loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first ten months.

The Company applied for and on January 21, 2021 received notice that the Small Business Administration approved the loan forgiveness. The company will record the loan and interest forgiveness in its 2021 financial statements.

10 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital, as adjusted, of $2,275,532, which was $2,025,532 in excess of the required $250,000. The Company's net capital ratio was 1.64 to 1.

11 - Related party transactions

The Company has entered into expense sharing agreements with the Parent and Abel Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. At December 31, 2020 the Company did not have a receivable or a payable with AN Solutions.

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. In addition, the Parent provides the Company with Human Resources support as well as business oversight. At December 31, 2020, the Company borrowed from the Parent $1,092,270 which is included in Due to parent on the Statement of Financial Condition.

12 - Commitments and contingencies

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

13 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

14 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by four of the Company's customers for the year ended December 31, 2020 exceeded 10% of the net commissions. Net commissions generated by these customers were 19% of the net commissions; 15% of the net commissions; 12% of the net commissions and 10% of the net commissions.

15 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward.

The carryforward creates a deferred tax asset of approximately $206,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The deferred tax asset as well as the valuation allowance could be reduced if estimates of future benefits, based upon subsequent available evidence, can be deemed to be attainable to enable the Company to realize the value of the underlying asset.

16 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

16 - Off Balance - Sheet Credit Risk (Continued)

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2020.

17 – SEC Rule 15c3-3

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).